UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Travelport Worldwide Limited

(Exact name of registrant as specified in its charter)

001-36640
(Commission File Number)

Axis One, Axis Park Langley, Berkshire, SL3 8AG, United Kingdom +44-1753-288-000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, par value $0.0025 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Travelport Worldwide Limited has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:   June 10, 2019

TRAVELPORT WORLDWIDE LIMITED

By:	/s/ Rochelle J. Boas
Name: Rochelle J. Boas
Title: Senior Vice President and Corporate Secretary